Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the nine months ended September 28, 2013 and the fiscal years ended December 29,

2012, December 31, 2011, January 1, 2011, January 2, 2010, and January 3, 2009

(Millions of Dollars)

	Fiscal Year
	2013	2012	2011	2010	2009	2008
Earnings from continuing operations before income taxes and non-controlling interest	$532.2	$542.2	$658.8	$170.3	$259.6	$267.8
Add:
Interest expense	118.6	144.2	140.4	109.8	63.5	91.9
Portion of rents representative of interest factor	10.7	14.6	14.6	17.4	5.8	8.0
Distributed income of equity investees	—	—	2.8	3.5	—	—

Income as adjusted	$661.5	701.0	$816.6	$301.0	$328.9	$367.7
Fixed charges:
Interest expense	$118.6	$144.2	$140.4	$109.8	$63.5	$91.9
Portion of rents representative of interest factor	10.7	14.6	14.6	17.4	5.8	8.0

Fixed charges	$129.3	$158.8	$155.0	$127.2	$69.3	$99.9

Ratio of earnings to fixed charges	5.1	4.4	5.3	2.4	4.7	3.7